(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-32598 CUSIP NUMBER 29362U 10 4

For Period Ended: November 26, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Entegris, Inc.

Full Name of Registrant

Former Name if Applicable

3500 Lyman Boulevard

Address of Principal Executive Office (Street and Number)

Chaska, Minnesota 55318

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

In connection with its quarter ended November 26, 2005, the Company and its independent accountants are reviewing the appropriate timing for recognizing an asset impairment charge to determine the extent, if any, that all or any portion of the impairment charge should have been recorded in the fourth quarter of fiscal 2005. If required, the Company will revise its previously filed consolidated financial statements included in its Annual Report on 10-K for the year ended August 27, 2005 accordingly.

As a result of the impact of the above matter, the Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended November 26, 2005 within the prescribed period without unreasonable effort or expense. Additional time is required for the preparation and filing of the Registrant’s quarterly financial statements for the quarter ended November 26, 2005 and of the Form 10-Q to ensure accurate disclosure of all information relating the impairment charge in the financial statements and the Form 10-Q. In addition, until this information is finalized, the review of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended November 26, 2005 cannot be completed. Therefore, an extension of time to file is requested. As indicated in Part II above, the Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Peter W. Walcott (Name)	(978) (Area Code)	436-6680 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant will report net sales of approximately $146.8 million for the fiscal quarter ended November 26, 2005 as compared to net sales of approximately $89.1 million reported for the fiscal quarter ended November 27, 2004. This increase in net sales is due, for the most part, to the merger of the Registrant with Mykrolis Corporation and the resulting inclusion of net sales from the Mykrolis business in the net sales of the combined company for the fiscal quarter ended November 26, 2005. Net loss for the fiscal quarter ended November 26, 2005 is anticipated to be approximately $16.0 million (including an approximately $6.0 million loss from discontinued operations, subject to the resolution of the matter noted in Part III above) as compared to the Registrant’s reported net income of approximately $5.8 million for fiscal quarter ended November 27, 2004. This reduction in net income is due, for the most part, to the significant merger related and integration expenses that were incurred in connection with the consummation of the merger of the Registrant with Mykrolis Corporation as well as to the charges associated with discontinued operations referenced above. The foregoing estimates are as of the time of this filing and, although they are believed to be reliable, they may be subject to change.

Entegris, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 5, 2006	By:	/s/ John D. Villas
	Name:	John D. Villas
	Title:	Chief Financial Officer